CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Medium-Term Notes	$300,000,000	$30,210

Pricing Supplement No. 1	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated February 16, 2016	Registration No. 333-209536
and prospectus dated February 16, 2016)	February 17, 2016
CUSIP No. 78355HKB4 ISIN No. US78355HKB41

RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	February 17, 2016
Principal Amount:	$300,000,000
Public Offering Price:	99.918%
Issue Date:	February 24, 2016 (T+5)
Maturity Date:	November 15, 2021
Interest Rate:	3.450%
Day Count:	30/360
Net Proceeds to Ryder (before expenses):	$298,254,000
Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing November 15, 2016 and ending at Maturity.
Underwriters’ Commission:	0.50%
Record Dates:	May 1 and November 1
Form:	☑ Book Entry ☐ Certificated
Redemption:	☐ The Notes cannot be redeemed prior to maturity
☑ The Notes may be redeemed prior to maturity
Optional Redemption:	☐ No
☑ Yes
Other Terms

Prior to October 15, 2021 (one month prior to their maturity date) (the "Par Call Date"), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii)    the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Par Call Date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date).

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.
“Comparable Treasury Price” means with respect to any redemption date for the Notes,
(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or
(ii) if the Trustee is given fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, (i) one primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”) selected by Lloyds Securities Inc. or its successor after consultation with us, (ii) one other Primary Treasury Dealer selected by Mitsubishi UFJ Securities (USA), Inc. or its successor after consultation with us, (iii) one other Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc. or its successor after consultation with us and (iv) one other Primary Treasury Dealer selected by Wells Fargo Securities, LLC or its successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:
☑ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☑ No
Total Amount of OID:	N/A
Yield to Maturity:	N/A
Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Lloyds Securities	MUFG	US Bancorp	Wells Fargo Securities

Senior Co-Managers

BB&T Capital Markets	BNP PARIBAS		Mizuho Securities
Morgan Stanley		RBC Capital Markets

Co-Managers

BNY Mellon Capital Markets, LLC	Citigroup	COMMERZBANK	HSBC
PNC Capital Markets LLC		Regions Securities LLC

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions
Certain legal matters relating to the offering will be passed upon for us by Greenberg Traurig, P.A., Ft. Lauderdale, Florida and for the Underwriters by Mayer Brown LLP, Chicago, Illinois.
In the opinion of Greenberg Traurig, P.A., as counsel to Ryder System, Inc. (the “Company”), when the Medium-Term Notes offered by this Pricing Supplement No. 1 have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Company. This opinion is given as of the date hereof and is limited to Federal law, Florida law and New York law. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and such counsel’s reliance on the Company and other sources as to certain factual matters, all as stated in the Exhibit 5.1 filed with the Registration Statement on Form S-3 filed with the SEC on February 16, 2016.
Plan of Distribution
Under the terms and subject to the conditions of the Selling Agency Agreement dated February 16, 2016 among the Company and BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., Commerz Markets LLC, HSBC Securities (USA) Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated February 17, 2016 among the Company and Lloyds Securities Inc., Mitsubishi UFJ Securities (USA), Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Lloyds Securities Inc.	$48,750,000
Mitsubishi UFJ Securities (USA), Inc.	48,750,000
U.S. Bancorp Investments, Inc.	48,750,000
Wells Fargo Securities, LLC	48,750,000
BB&T Capital Markets, a division of BB&T Securities, LLC	12,000,000
BNP Paribas Securities Corp.	12,000,000
Mizuho Securities USA Inc.	12,000,000
Morgan Stanley & Co. LLC	12,000,000
RBC Capital Markets, LLC	12,000,000
BNY Mellon Capital Markets, LLC	7,500,000
Citigroup Global Markets Inc.	7,500,000
Commerz Markets LLC	7,500,000
HSBC Securities (USA) Inc.	7,500,000
PNC Capital Markets LLC	7,500,000
Regions Securities LLC	7,500,000
Total	$300,000,000

The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Delivery is expected to be made against payment for the Notes on February 24, 2016, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or on the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.